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                           May 7, 2021

       Todd Butz
       Chief Financial Officer
       Mayville Engineering Company, Inc.
       715 South Street
       Mayville, WI 53050

                                                        Re: Mayville
Engineering Company, Inc.
                                                            Form 10-K/A for the
year ended December 31, 2020
                                                            Filed on May 3,
2021
                                                            File No. 1-38894

       Dear Mr. Butz:

               We have reviewed your May 3, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 21, 2021 letter.

       Form 10-K/A filed on May 3, 2021

       Exhibits

   1. We note you filed an abbreviated amendment as described in question 246.13 of the SEC's
                                                        Compliance & Disclosure
Interpretations, updated September 21, 2020. As such, your
                                                        certifications
(Exhibits 31.1 and 31.2) should have excluded paragraph 3 and should reference Form 10-K/A,
rather than Form 10-K, in the opening sentence. Please amend your filing to revise
your certifications.
 Todd Butz
FirstName  LastNameTodd  Butz Inc.
Mayville Engineering Company,
Comapany
May  7, 2021NameMayville Engineering Company, Inc.
May 7,
Page 2 2021 Page 2
FirstName LastName
      You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-
3723 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing